Exhibit 99.3
CONSENT OF INDEPENDENT AUDITOR

Gambling.com Group Limited
St. Helier, Channel Island of Jersey

We hereby consent to the incorporation by reference in the Registration Statements of Gambling.com Group Limited on Forms F-3 (No. 333-266888 and 333-272030) and Forms S-8 (No. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963) of our report dated August 14, 2025, relating to the consolidated financial statements of Odds Holdings, Inc for the year ended December 31, 2024 appearing on Form 6-K of Gambling.com Group Limited.

/s/ BDO LLP

BDO LLP
London, United Kingdom
August 14, 2025